File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 26th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: July 26th., 2004

VITRO Posts Strong 2Q’04 Performance, in Line With Expectations

San Pedro Garza García, Nuevo León, Mexico – July 26, 2004 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 2Q’04 un-audited results, posting a 0.8 percent YoY decline in consolidated sales. Consolidated EBITDA rose YoY by 7.0 percent, driven by significantly improved performance at the Glass Containers business unit, which more than compensated for the decline in Flat Glass and Glassware. Consolidated EBIT for the quarter, however, declined by 2.0 percent, with decreases at both the Flat Glass and Glassware business units. Consolidated EBITDA margins rose by 120 basis points and EBIT fell slightly by 9 basis points. EBITDA for the LTM improved to US$371 million as of June 30, 2004 from US$365 million as of March 31, 2004.

Between 2Q’03 and 2Q’04, Vitro divested two companies, Vitro Fibras (VIFISA) and Envases Cuautitlán (ECSA). On a pro-forma basis, excluding these two companies, sales would have increased 2.8 percent YoY, EBIT would have increased 7.6 percent YoY, and EBITDA would have posted a 13.5 percent YoY increase. The most important changes in the pro-forma calculations are Flat Glass, with the sale of Vifisa, and Glassware with the sale of ECSA. On a pro-forma basis these business units had an EBITDA growth of 7.7 percent and a decline of 15.5 percent, respectively.

Alvaro Rodriguez, Chief Financial Officer, commented: “Performance was in line with the expectations and our guidance. We are pleased with the quarter’s two-digit EBITDA growth, on a pro-forma basis. Glass Containers clearly provided the strongest growth both in sales and EBITDA this quarter, and with this we once again recognize the strength of Vitro’s portfolio of businesses to stabilize cash flow generation and provide a solid operational base. Glass Containers EBITDA gained over 20% YoY demonstrating its ability to generate cash flow.”

“Our 12% export growth this quarter is evidence of our increasing penetration of international markets,” Mr. Rodriguez continued. “Exports for the quarter increased to 30% of sales from 26% in the same quarter last year. These gains are built on several of Vitro’s strengths – high product quality and our value added niche market positioning supported by flexibility to rapidly and efficiently respond to customers’ specific needs.”

Mr. Rodriguez commented, “We continued to improve Vitro’s capital structure through various financing activities. On July 23, 2004 we placed $170 million senior secured guaranteed notes due July 2011, exceeding original expectations by almost 15%. These notes were issued by Vitro Envases Norteamerica our Glass Containers divison. This transaction significantly improved life of debt at Glass Containers to six years from two years. Net proceeds were applied to refinance existing debt and reduced the business unit’s short-term debt percentages to 12% from 56%.

FINANCIAL HIGHLIGHTS*
	2Q'04	2Q'03	% Change
Consolidated Net Sales	570	575	-0.8%
* Flat Glass	273	276	-1.1%
* Glass Containers	232	230	0.9%
* Glassware	58	64	-8.9%
Cost of Sales	414	417	-0.5%
Gross Income	155	158	-1.6%
Gross Margins	27.3%	27.5%	-22 bps
SG&A	115	116	-1.5%
SG&A % of sales	20.1%	20.2%	-13 bps
EBIT	41	42	-2.0%
EBIT Margins	7.2%	7.3%	-9 bps
EBITDA	93	87	7.0%
* Flat Glass	34	36	-5.7%
* Glass Containers	49	41	20.4%
* Glassware	9	12	-23.1%
EBITDA Margins	16.4%	15.2%	+120 bps
NET INCOME	(41)	5	--
Net Income Margins	-7.2%	0.8%	-804 bps

Total Financial Debt	1,383	1,486	-6.9%
* Short Term Debt	373	456	-18.1%
* Long Term Debt	1,010	1,030	-2.0%
Average life of debt	4.0	3.4	17.6%
* Millions of Nominal US$

“The transaction at Vitro Glass Containers was ground braking since it’s the first capital markets transaction at the the level of a Vitro operating unit. This is the first step towards a new financing strategy at Vitro. It was also innovative in the sense that it was the first ever secured transaction issued in the international capital markets by a Mexican corporation.”

“In addition”, he continued, “during the quarter, we closed several other financing transactions. We refinanced most of Glassware’s debt through a US$75 million syndicated loan facility at that business unit, and finalized a three-year securitization agreement at Vitro America, our Flat Glass distribution subsidiary in the US, providing an additional $10 million in liquidity. As a result of these transactions, on a pro forma basis including the senior secured guaranteed notes, the average life of debt improved to 4.5 years from 3.9 years in 1Q’04.”

Mr. Rodriguez concluded, “The overall performance of the Company, demonstrates once again our progress on all fronts, as we continue to build on our position as a leading global glass producer.”

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of April 30, 2004 was 11.4093, as of May 31, 2004 was 11.4147 and as of June 30, 2004 was 11.5258 pesos per US dollar. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses, and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at:http://www.vitro.com

Second Quarter 2004 results
Conference Call and Web cast
Tuesday July 27, 2004
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)
A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on August 20, 2004. For inquiries regarding the conference call, please contact Alexander Fudukidis of Breakstone & Ruth via telephone at (646) 536-7012, or via email at afudukidis@breakstoneruth.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Virginia Morales Vitro S.A. de C.V. + (52) 81-8863-1350 ameouchi@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com
Consolidated Results

Sales

Consolidated net sales decreased 0.8 percent during the second quarter of 2004, compared with the second quarter of 2003. Similarly, LTM Consolidated net sales decreased 0.8 percent. Flat glass recorded a 1.1 percent YoY decrease in sales. Sales at the Containers business unit increased YoY 0.9. In the same period, Glassware’s sales decreased by 8.9 percent.

Domestic sales decreased 6.9 percent YoY, while export sales increased 12.0 YoY and sales by foreign subsidiaries decreased 3.0 percent in the same period.

On a pro-forma basis, excluding Vitro Fibras and Envases Cuautitlán, consolidated net sales would have increased 2.8 percent YoY, and 1.9 percent LTM. Excluding Vitro Fibras from Flat Glass, sales would have increased 3.4 percent YoY. Excluding Envases Cuautitlán from Glassware, sales would have decreased 0.7 percent YoY.

Table 1
Sales
(Million)
			YoY%			YoY%			YoY%
	2Q'04	2Q'03	Change	6M'04	6M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Total Consolidated Sales	6,562	6,470	1.4	12,810	12,585	1.8	25,970	25,893	0.3

Flat Glass	3,147	3,138	0.3	6,292	6,203	1.4	12,682	12,490	1.5
Glass Containers	2,670	2,579	3.5	5,117	4,983	2.7	10,363	10,510	(1.4)
Glassware	667	702	(4.9)	1,256	1,300	(3.4)	2,630	2,716	(3.2)
			--			--			--
Domestic Sales	2,787	2,841	(1.9)	5,476	5,572	(1.7)	11,402	11,754	(3.0)
Export Sales	1,957	1,714	14.2	3,740	3,285	13.8	7,131	6,536	9.1
Foreign Subsidiaries	1,817	1,916	(5.1)	3,595	3,728	(3.6)	7,437	7,603	(2.2)

Nominal Dollars
Total Consolidated Sales	570	575	(0.8)	1,117	1,100	1.6	2,255	2,274	(0.8)

Flat Glass	273	276	(1.1)	547	538	1.7	1,098	1,087	1.0
Glass Containers	232	230	0.9	447	437	2.2	901	928	(2.9)
Glassware	58	64	(8.9)	110	116	(4.7)	230	244	(5.6)
			--			--			--
Domestic Sales	243	261	(6.9)	483	500	(3.4)	1,002	1,066	(6.0)
Export Sales	170	152	12.0	326	287	13.8	620	573	8.0
Foreign Subsidiaries	157	162	(3.0)	308	313	(1.6)	634	635	(0.2)

% Foreign Currency Sales* / Total Sales	57.4%	54.6%	2.8 pp	57.0%	54.5%	2.5 pp	55.6%	53.1%	2.5 pp
% Export Sales / Total Sales	29.8%	26.4%	3.4 pp	29.2%	26.1%	3.1 pp	27.5%	25.2%	2.3 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for 2Q’04 was US$41 million, a 2.0 percent YoY decline; EBIT margins decreased 9 basis points YoY. Two of the main factors affecting EBIT were an increase in the cost of natural gas and an increase in depreciation expense mentioned in the last quarter of 2003 for Containers’ forming machines. Despite the mentioned increase in the costs of natural gas and electricity, consolidated EBITDA increased YoY by 7.0 percent.

Consolidated EBIT reflects a YoY decrease of 20.2 percent and 39.9 percent for Flat Glass and Glassware, respectively, while Containers improved 14.3 percent.
The Company’s consolidated EBITDA increase was mainly attributable to Containers’ 20.4 percent improvement for the quarter. During the same period, Flat Glass’ EBITDA declined by 5.7 percent, while Glassware’s decreased by 23.1 percent.

On a pro forma basis, excluding Vitro Fibras and Envases Cuautitlan, consolidated EBIT would have 7.6 percent YoY, and EBITDA would have increased 13.5 percent YoY. Excluding Vitro Fibras, Flat Glass’ EBIT would have decreased 6.6 percent YoY, and EBITDA would have increased 7.7 percent YoY. Excluding Envases Cuautitlan, Glassware would have posted a 33.0 YoY percent decrease in EBIT, and a 15.5 YoY percent decrease in EBITDA.

As expected, natural gas was an important contributor to the margin reduction. The magnitude of this effect was partly mitigated through a decrease in the average volume consumption of natural gas, mainly because of the use of pet coke, and improved furnace efficiencies and utilization. The Company is actively working towards the use of alternative sources of energy in its furnaces as a way to decrease costs. Furnaces in Containers’ Monterrey facilities have been fully converted, as is our VF-2 Flat Glass’ furnace. The full project is expected to be concluded by the end of 2005. Approximately 50 percent of the Company’s natural gas requirements for the remainder of the year are hedged.

SG&A expenses were stable as a percentage of consolidated sales. The reduction of administrative, selling and other general expenses as a percentage of consolidated sales, were mainly offset by increased distribution costs. During the quarter, distribution costs increased mainly as a result of higher export sale volumes and a higher amount of exports as a percentage of sales. During 2004, the Company expects to continue working on reducing SG&A as a percentage of sales.

Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%			YoY%
	2Q'04	2Q'03	Change	6M'04	6M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Consolidated EBIT	471	478	(1.4)	799	853	(6.4)	1,852	1,757	5.4
Margin	7.2%	7.4%	-0.2 pp	6.2%	6.8%	-0.6 pp	7.1%	6.8%	0.3 pp

Flat Glass	207	260	(20.2)	391	527	(25.8)	919	905	1.6
Glass Containers	243	208	16.7	412	393	4.9	826	994	(16.9)
Glassware	37	59	(38.3)	38	49	(22.6)	180	167	8.1

Consolidated EBITDA	1,071	973	10.1	1,989	1,904	4.5	4,243	3,953	7.3
Margin	16.3%	15.0%	1.3 pp	15.5%	15.1%	0.4 pp	16.3%	15.3%	1 pp

Flat Glass	389	407	(4.4)	759	872	(13.0)	1,666	1,637	1.7
Glass Containers	560	449	24.8	1,028	879	16.9	2,035	1,994	2.1
Glassware	103	128	(19.6)	175	192	(8.8)	466	459	1.4

Nominal Dollars
Consolidated EBIT	41	42	(2.0)	70	74	(5.7)	161	152	5.7
Margin	7.2%	7.3%	-0.1 pp	6.2%	6.7%	-0.5 pp	7.1%	6.7%	0.4 pp

Flat Glass	18	23	(20.2)	34	45	(24.6)	80	77	3.6
Glass Containers	21	18	14.3	36	34	4.5	72	89	(18.8)
Glassware	3	5	(39.9)	3	4	(24.7)	16	15	7.5

Consolidated EBITDA	93	87	7.0	175	168	4.2	371	351	5.8
Margin	16.4%	15.2%	1.2 pp	15.6%	15.2%	0.4 pp	16.5%	15.4%	1.1 pp

Flat Glass	34	36	(5.7)	67	76	(12.4)	146	143	1.8
Glass Containers	49	41	20.4	90	78	15.9	178	179	(0.5)
Glassware	9	12	(23.1)	15	17	(10.4)	41	41	(0.9)

Consolidated Financing Cost

Consolidated financing cost rose to US$82 million, from US$15 million in the second quarter of 2003, primarily due to a foreign exchange loss of US$43 million during 2Q’04, as compared to a non-cash foreign exchange gain of US$15 million during 2Q’03. A positive effect was that lower debt levels on a YoY basis contributed to lower interest expense, from US$38 million in 2Q’03 to US$32 million in 2Q’04. Other financial expenses increased YoY due to the costs associated with the unwinding of an interest rate derivative transactions made during the quarter and further explained in the “Consolidated Financial Position” section.

On an accumulated basis, consolidated financing cost increased to US$95 million during the 6 month period of 2004 from US$59 million during the same period in 2003, mainly due to a higher exchange loss generated in 2004 of US$38 million, compared to US$8 million during the same period of 2003.

Table 3
Total Financing Cost
(Million)
			YoY%			YoY%			YoY%
	2Q'04	2Q'03	Change	6M'04	6M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Interest Expense	372	408	(8.9)	758	788	(3.9)	1,563	1,510	3.5
Interest Income	(12)	(23)	(48.3)	(27)	(58)	(54.2)	(126)	(103)	23.3
Foreign Exchange Loss (Gain)	492	(164)	--	433	110	292.7	1,117	595	87.8
Monetary Position (Gain)	(63)	(121)	(48.1)	(291)	(290)	0.1	(580)	(719)	(19.3)
Other Financial Expenses (Net)*	151	67	125.2	216	135	60.7	464	253	83.3
Total Financing Cost (Gain)	940	168	460.8	1,090	685	59.1	2,437	1,536	58.7

Nominal Dollars
Interest Expense	32	38	(13.4)	67	71	(5.6)	138	137	0.5
Interest Income	(1)	(2)	(49.1)	(2)	(5)	(54.5)	(11)	(9)	24.7
Foreign Exchange Loss (Gain)	43	(15)	--	38	8	396.1	97	51	89.4
Monetary Position (Gain)	(5)	(11)	(50.8)	(26)	(26)	(0.6)	(51)	(65)	(21.9)
Other Financial Expenses (Net)*	13	6	113.9	19	12	(59.0)	41	22	85.7
Total Financing Cost (Gain)	82	15	441.8	95	59	60.9	213	136	57.1
* Net of non related interest products.

Taxes

Both for the quarter and on an accumulated basis, deferred income taxes decreased as a result of higher tax losses in the operating subsidiaries, mainly as a result of the devaluation of the Mexican Peso against the US dollar.

Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%			YoY%			YoY%
	2Q'04	2Q'03	Change	6M'04	6M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Accrued Income Tax	83	101	(18.4)	195	203	(3.9)	197	413	(52.1)
Deferred Income Tax	(161)	74	--	(179)	(42)	326.4	(289)	(228)	26.8
Total Income Tax	(79)	175	--	17	161	(89.6)	(92)	184	--
Profit Sharing to Workers	17	16	10.3	55	41	36.3	53	39	38.1
Total Taxes and PSW	(61)	191	-	72	202	(64.3)	(39)	223	--

Nominal Dollars
Accrued Income Tax	7	9	(19.5)	17	18	(2.5)	17	35	(51.0)
Deferred Income Tax	(14)	7	--	(16)	(3)	457.0	(25)	(20)	29.6
Total Income Tax	(7)	16	--	2	15	(89.2)	(8)	16	--
Profit Sharing to Workers	2	1	3.8	5	4	34.9	5	4	35.2
Total Taxes and PSW	(5)	17	--	7	19	(64.8)	(3)	19	--

Consolidated Net Loss

During the quarter, the Company recorded a Consolidated Net Loss of US$41 million compared to a Consolidated Net Income of US$5 million in 2Q’03. The result came mainly from higher YoY total financing cost, due to an exchange loss.

Capital Expenditures

Capital expenditures (CAPEX) for the second quarter totaled US$16 million, compared with US$48 million spent on 2Q’03. Flat Glass accounted for 48 percent or US$8 million, mainly used for the pet coke transformation initiative and some automation processes within the auto segment. Another 39 percent, or US$6 million, was spent at Glass Containers, mainly for furnace maintenance purposes, as well as continued investments in the pet coke conversion project. Glassware’s capital expenditures were of US$2 million, and were mainly used for maintenance purposes.

Consolidated Financial Position

Consolidated gross debt as of June 30, 2004 totaled US$1,383 million, a QoQ decrease of US$12 million. The decrease was achieved mainly through the sale of Vitro Fibras. Net debt, which considers cash and equivalents as well as cash collateralizing debt accounted for in other long term assets, decreased QoQ by US$18 million to US$1,230 million. On a YoY comparison, gross debt decreased by US$103 million and net debt by US$54 million.

On July 23, 2004, the Company placed US$170 million of Senior Secured Guaranteed Notes due July 23, 2011 at Vitro Envases Norteamerica, Vitro’s Glass Containers subsidiary. Net proceeds from the offering were applied to retire most of the short-term and long-term debts of this business unit, as well as to pay some inter company debt to the holding company. As a result of this transaction, on a pro forma basis, average life of consolidated debt increased from 4.0 years to approximately 4.5 years and short-term debt is reduced to 21 percent from 27 percent. At the Glass Containers level, average life of debt increased from 2 years to 6 years. In addition, short term debt decreased from 56 percent to 12 percent.

During the quarter, the Company completed various financing activities that included a Syndicated facility at Glassware for US$75 million with an average life of debt of approximately 3 years. Also, at the Flat Glass Division we executed a securitization agreement with ABN Amro Bank and Finacity as arranger of non recourse trade receivables. The transaction provides approximately US$10 million in additional liquidity for Vitro America, the flat glass distribution subsidiary in the U.S.

In May 2004, the Company unwound some of its derivative transactions, including exchange rate swaps and an interest rate cap. Unwinding the exchange rate swaps had the non-cash effect of increasing debt by US$29 million. The sale of the derivatives represented a cash outflow of US$2.6 million. The Company is currently hedged against exchange rate fluctuations with exchange rate calls.

As of 2Q’04, Vitro had a cash balance of US$153 million, of which, US$113 million were registered as cash and equivalents and US$40 million were classified as other long term assets. As of June 30, 2004, 22 percent of this cash balance was unrestricted. On a pro forma basis, considering VENA’s Notes, 30 percent of the cash balance would be unrestricted.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	2Q'04	1Q'04	4Q'03	3Q'03	2Q'03
Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.2	2.2	2.3	2.3	2.4

Leverage
(Total Debt / EBITDA) (Times) LTM	3.8	3.8	3.8	4.1	4.1

Total Debt	1,383	1,395	1,409	1,411	1,486
Short-Term Debt(1)	373	426	400	480	456
Long-Term Debt	1,010	969	1,009	932	1,030

Currency Mix (%) dlls & euros/ Pesos / UDI's	74/17/9	60/40/0	61/39/0	54/46/0	53/47/0
(1) Short term debt includes current maturities of long-term debt.

Debt Profile as of March 31, 2004*

• The Company’s average life of debt as of 2Q04 was 4.0 years. On a pro forma basis, considering the new Senior Notes at Glass Containers, average life of debt increases to 4.5 years approximately.
• Short term debt was reduced from 31 percent of total debt as of 1Q’04 to 27 percent as of June 30, 2004, a US$53 million decline. These amounts include current maturities of long term debt. On a pro forma basis, including the Senior Notes at Glass Containers, short term debt is reduced to 21 percent of total debt.

• Revolving short-term debt, including trade related, accounts for 48 percent of total short-term debt. This type of debt is usually renewed within periods of 28 to 180 days.
• Current maturities of long term debt are reduced, on a pro forma basis considering VENA’s Senior Notes, by 39 percent or US$47 million to US$74 million.
• Market debt is mostly short-term Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs. During the month of July, the Company placed an additional US$16.5 million in Euro Commercial Paper.

• Debt maturities during 2005 are mainly due at the operating subsidiary level and basically come from syndicated facilities. On a pro forma basis, considering the new Senior Notes issued at Glass Containers, debt maturing during the years 2004 and 2005 is reduced by approximately US$100 million, a 22 percent reduction.
• For 2006, market maturities include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Co. level.
• Market maturities from 2008, 2009 and thereafter, include the “Certificados Bursátiles”, a Private Placement and the Senior Notes due 2013 at the Holding Co. level.

Cash Flow

Working capital needs for the quarter reflect an investment in inventory and customers, mainly as a result of increased export sales, which were offset by better conditions negotiated with suppliers. Lower interest expense as a result of lower debt levels YoY and lower CAPEX YoY increased cash flow generated from operations and helped compensate higher cash taxes paid during the quarter. Proceeds of cash flow from operations for the quarter were mainly used to fund of the Company’s pension plan and severance payments.

Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%			YoY%
	2Q'04	2Q'03	Change	6M'04	6M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
EBITDA	1,071	973	10.1	1,989	1,904	4.5	4,243	3,953	7.3
(-) Net Interest Expense(2)	502	528	(4.8)	778	870	(10.6)	1,654	1,707	(3.1)
(-) Capex	188	535	(64.8)	538	965	(44.2)	1,391	1,564	(11.1)
(+/-) Working Capital(3)	120	(435)	--	546	112	387.7	767	141	443.5
(-) Dividends	92	172	(46.6)	160	242	(33.9)	162	293	(44.7)
(-) Cash Taxes paid	124	(15)	--	89	(81)	--	283	41	594.2
Net Free Cash Flow	45	189	(76.0)	(122)	(204)	(40.2)	(15)	207	--

Nominal Dollars
EBITDA	93	87	7.0	175	168	4.2	371	351	5.8
(-) Net Interest Expense(2)	44	50	(11.8)	68	78	(12.7)	145	155	(6.6)
(-) Capex	16	48	(66.1)	47	86	(45.2)	122	141	(13.5)
(+/-) Working Capital(3)	11	(38)	--	49	7	558.7	69	12	476.7
(-) Dividends	8	16	(49.3)	14	22	(35.6)	14	26	(46.1)
(-) Cash Taxes paid	11	(1)	--	7	(7)	--	25	3	648.5
Net Free Cash Flow	3	12	(72.5)	(11)	(19)	(39.9)	(4)	13	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers and other current assets and liabilities
Key Developments

VENA Senior Secured Notes
On July 19, 2004, Vitro announced that Its subsidiary Vitro Envases Norteamerica S.A. de C.V. (“VENA”), Vitro’s glass containers division, agreed to sell US$170 million aggregate principal amount of senior secured guaranteed notes due 2011. The coupon is 10.75%. The closing of this sale occurred on July 23, 2004. VENA used the proceeds of the issuance to repay existing indebtedness. The Notes were issued by VENA and guaranteed by VENA’s principal Mexican subsidiaries and Vitro Packaging, VENA’s trading company in the United States. The Notes are secured by first priority liens on most of VENA's and its subsidiaries' assets.

Glassware Syndicated Loan
On April 14, 2004 Vitrocrisa Comercial, S.de R.L. de C.V. secured a credit facility in an aggregate principal amount of US$75 million, refinancing approximately 90% of its debt through the transaction. The syndicated loan comprises two tranches. Tranche A consists of a US$42 million, 5-year term loan and a US$10 million, 3-year committed revolving line of credit. Tranche B consists of a US$23 million, 3-year term loan. Vitrocrisa Comercial used most of the proceeds of the facility to pay down short-term maturities, extending the average life of its debt from 1.1 year in March 31, 2004 to 3.7 years as of June 30, 2004.

Vitro America Securitization
On May 11, 2004, Vitro America, Vitro’s Flat Glass business unit in the U.S., successfully closed a securitization transaction with ABN AMRO Bank and Finacity as the arranger. The three-year agreement is expected to provide Vitro cash proceeds of up to US$40 million through the ongoing purchase, without recourse, of trade receivables generated by its flat glass operations in the U.S. The transaction offers better terms than our previous securitization arrangement by providing an additional approximate amount of US$10 million to Vitro America. This enhances Vitro America’s liquidity position while maintaining its financial flexibility.

Vitromart
In June, our Flat Glass division launched Vitromart. In this first phase, Vitromart will bring 150 of Vitro’s best customers, distributors of flat glass for the construction industry, under a network that share the Vitro brand and the company’s marketing efforts, as well as a similar “look and feel” of the stores, similar product offerings and systems.

Traditionally, end customers have gone to installers, a very fragmented market with an exceedingly heterogeneous mix of price, quality and service to satisfy their glass product needs. Under the Vitromart concept, the end customer can walk directly into one of its stores to find a high quality, standardized product offering, receive advice by skilled attendants, to make an informed decision of his needs on competitively priced products.

Through this project, Vitro will better contribute to the value chain, and be closer to the end customer, while strengthening relationships with its customers.

Benefits to distributors include sharing in Vitro’s marketing and brand awareness, receiving technical training, sharing standardized systems, and participate in scale purchasing for indirect products, including aluminum sidings and insurance among others.

Flat Glass’ International Growth
On June Vitro’s flat glass subsidiary in Spain, Cristalglass, started operations in Asturias and Valencia. In July it started operations in Galicia. The facilities primarily consist mainly of double glazing plants supplying flat glass to the construction industry in the region. With these plants, Cristalglass totals seven processing facilities and two distribution centers in Spain and Portugal, consolidating its position in Europe and following its strategy of manufacturing value added glass products.

Flat Glass

(49 percent of LTM Consolidated Sales)

Sales

Flat Glass’ consolidated sales decreased YoY by 1.1 percent, to US$273. This decline is mostly attributable to the divestiture of Vitro Fibras S.A. (VIFISA) in March 2004. Excluding VIFISA, consolidated net sales at the Flat Glass division would have increased 3.4%.

Domestic sales decreased 13.7 percent. In the domestic market, one of the main segments that registered a decline in sales was the distributor segment, despite increased sales volumes which translated to an increase market share. Excluding VIFISA, domestic sales would have decreased 5.3 percent YoY. Sales to the domestic automotive segment increased 1%, with a reduction in sales to the replacement market being more than offset by increased sales to OEMs, as platform’s supplied to OEMs by the Company experienced strong demand during the quarter.

Export sales increased 21.7 percent driven mostly by increased sales to OEMs in the U.S.

Sales by foreign subsidiaries decreased 4.9 percent YoY. Vitro America, Flat Glass’ distribution arm in the U.S. registered an increase in sales of approximately 5%, mostly driven by increased sales to distributors, as a result of the upturn in the construction cycle. Sales by Vitemco, the Company’s flat glass subsidiary in South America increased over 40%, as a result of increased demand by the automotive segment. Sales by the Spanish subsidiary decreased approximately 13 percent, having registered a low percentage of monumental construction projects during the quarter.

During the quarter, Vitro launched Vitromart, a distribution network encompassing 150 distributors of construction and architectonic glass in over 100 cities in Mexico. Through this project, Vitro aims to contribute to the value chain, being closer to the end consumer, while strengthening relationships with its customers. Among other benefits, distributors under the Vitromart umbrella will derive the benefit of Vitro’s brand awareness and marketing efforts. Customers entering Vitromart stores will find a high quality, standardized product offering, receive advice by skilled attendants on competitively priced products.

EBIT and EBITDA

EBIT decreased 20.2 percent YoY, from US$23 million to US$18 million. EBITDA decreased 5.7 percent YoY, from US$36 million to US$34 million. VIFISA’s divestiture makes for an unfavorable comparison, since the Company’s fiber glass unit was divested on March 31, 2004. Excluding VIFISA, EBIT would have decreased 6.6 percent, and EBITDA would have increased 7.7 percent.

EBITDA Margins at the Flat Glass business unit are improving. On a pro forma basis, excluding VIFISA, the 6M EBITDA margin decreased from 13.0 percent to 11.5 percent in 2003 vs. 2004. In the second quarter, however, EBITDA margins improved from 11.9 percent in 2Q’03 to 12.4 percent in 2Q’04.

Apart from the divestiture of VIFISA, the main factors negatively affecting EBIT and EBITDA were an increased cost of natural gas, as well as increased distribution costs arising from increased exports and higher freight rates.

The main factor positively impacting EBIT and EBITDA generation was an increase in sales volume, which improves fixed costs absorption. During 2Q’03, a major maintenance was performed to the VF2 furnace which forced the division to purchase a portion of its float glass requirements from a third party, at prices higher than its own production costs.

Table 7
Flat Glass
(Million)
			YoY%			YoY%			YoY%
	2Q'04	2Q'03	Change	6M'04	6M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Consolidated Net sales	3,147	3,138	0.3	6,292	6,203	1.4	12,682	12,490	1.5
Net Sales
Domestic Sales	739	817	(9.5)	1,569	1,695	(7.4)	3,284	3,453	(4.9)
Exports	891	691	29.0	1,719	1,402	22.6	3,182	2,827	12.6
Foreign Subsidiaries	1,516	1,630	(7.0)	3,003	3,106	(3.3)	6,216	6,210	0.1
EBIT	207	260	(20.2)	391	527	(25.8)	919	905	1.6
EBITDA	389	407	(4.4)	759	872	(13.0)	1,666	1,637	1.7

EBIT Margin	6.6%	8.3%	-1.7 pp	6.2%	8.5%	-2.3 pp	7.2%	6.3%	0.9 pp
EBITDA Margin	12.3%	13.0%	-0.7 pp	12.1%	14.1%	-2 pp	13.1%	12.2%	0.9 pp

Nominal Dollars
Consolidated Net sales	273	276	(1.1)	547	538	1.7	1,098	1,087	1.0
Domestic Sales	64	74	(13.7)	138	151	(8.7)	288	310	(7.3)
Export Sales	78	64	21.7	152	126	20.4	281	258	8.8
Foreign Subsidiaries	131	138	(4.9)	257	261	(1.3)	530	519	2.1
EBIT	18	23	(20.2)	34	45	(24.6)	80	77	3.6
EBITDA	34	36	(5.7)	67	76	(12.4)	146	143	1.8

EBIT Margin	6.6%	8.2%	-1.6 pp	6.3%	8.4%	-2.1 pp	7.3%	7.2%	0.1 pp
EBITDA Margin	12.4%	13.0%	-0.6 pp	12.2%	14.1%	-1.9 pp	13.3%	13.1%	0.2 pp

Volumes
Flat Glass (Thousands of Metric Tons)	196.0	136.0	44.1	383.0	275.0	39.3	662.0	543.0	21.9

Capacity utilization
Flat Glass furnaces(1)(2)	102%	66%	36 pp	109%	75%	34 pp
Flat Glass auto segment	82%	73%	9 pp	81%	77%	4 pp

(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.
(2) 2Q'03 considers the refurbishment of one float, which represents approximately 39% of total capacity, during the whole quarter
Glass Containers

(40 percent of LTM Consolidated Sales)

Sales

During the quarter, Glass Containers’ consolidated net sales increased 0.9 percent YoY, to US$232 million.

Domestic sales decreased by 2.5 percent. Sales to the beer segment more than doubled in 2Q’04, reflecting an unusually low 2Q’03. Sales to the wine and liquor segment increased YoY, as did sales to the Cosmetics Fragrance and Toiletries (CFT) segment. These sales increases were partially offset by a decrease in sales to the domestic returnable soft drinks market.

The majority of Containers’ domestic sales are linked to the Mexican Peso (MXN). In 2Q’04, a YOY devaluation of approximately 10.5 percent of the MXN versus the U.S. Dollar negatively affected Containers’ sales in dollar terms. In Constant Peso terms, Domestic sales increased 3.4 percent.

As substantiation of the Containers business unit’s flexible operations and ability to target value added niche markets, export sales increased 5.1 percent YoY, mainly driven by increased sales of wine and perfume bottles. This increase was partly offset by a 7% reduction in sales to the soft drink segment, partly as a result of a weakened product mix within the soft drink segment.

Sales by foreign subsidiaries increased 7.9% YoY, driven by increased in sales in Central America and the Caribbean, as a result of improved economic conditions in the region.

EBIT and EBITDA

Despite the aforementioned increase in depreciation expense, EBIT increased YoY 14.3 percent to US$21.1 million, while EBITDA increased 20.4 percent to US$48.8 million. In dollar terms, EBIT margin improved 1.1 basis points, to 9.1 percent. EBITDA margin improved 3.4 basis points, to 21.0 percent. This EBITDA margin is in line with Container’s EBITDA margin of 20.0 percent in 2001 and 21.9 percent in 2002, but above the 18.6 percent posted in 2003, which was mainly affected by low capacity utilization during 2003. The 21.0 percent margin posted in 2Q’04 positions Vitro’s Glass containers unit as one of the most profitable public glass containers companies in the world.

The increase in EBIT and EBITDA was mainly due to a reduction in our fixed cost, payroll expenses, and increased capacity utilization, which in turn improves absorption of fixed costs.

The main factors negatively affecting EBIT and EBITDA generation were, increased distribution costs arising from increased exports and higher freight rates, higher energy costs and a devaluation of the Mexican Peso, which reduces our margins due to a higher costs denominated in dollars in proportion with our dollar denominated sales.

Table 8
Glass Containers
(Million)
			YoY%			YoY%			YoY%
	2Q'04	2Q'03	Change	6M'04	6M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Consolidated Net sales	2,670	2,579	3.5	5,117	4,983	2.7	10,363	10,510	(1.4)
Net Sales
Domestic Sales	1,542	1,491	3.4	2,946	2,886	2.1	6,103	6,243	(2.2)
Exports	826	802	2.9	1,580	1,476	7.1	3,039	2,874	5.7
Foreign Subsidiaries	301	286	5.5	591	622	(5.0)	1,221	1,393	(12.4)
EBIT	243	208	16.7	412	393	4.9	826	994	(16.9)
EBITDA	560	449	24.8	1,028	879	16.9	2,035	1,994	2.1

EBIT Margin	9.1%	8.1%	1 pp	8.1%	7.9%	0.2 pp	8.0%	9.5%	-1.5 pp
EBITDA Margin	21.0%	17.4%	3.6 pp	20.1%	17.6%	2.5 pp	19.6%	19.0%	0.6 pp

Nominal Dollars
Consolidated Net sales	232	230	0.9	447	437	2.2	901	928	(2.9)
Domestic Sales	135	138	(2.5)	260	260	0.0	538	571	(5.8)
Export Sales	71	68	5.1	136	124	9.1	259	240	7.8
Foreign Subsidiaries	26	24	7.9	51	52	(3.0)	104	116	(10.5)
EBIT	21	18	14.3	36	34	4.5	72	89	(18.8)
EBITDA	49	41	20.4	90	78	15.9	178	179	(0.5)

EBIT Margin	9.1%	8.0%	1.1 pp	8.0%	7.9%	0.1 pp	8.0%	9.6%	-1.6 pp
EBITDA Margin	21.0%	17.6%	3.4 pp	20.2%	17.8%	2.4 pp	19.8%	19.3%	0.5 pp

Glass Containers
Domestic (Millions of Units)	961	905	6.3	1,823	1,771	2.9	3,683	3,887	(5.2)
Exports (Millions of Units)	306	311	(1.4)	584	573	2.0	1,148	1,145	0.2
Total	1,268	1,215	4.3	2,407	2,344	2.7	4,831	5,032	(4.0)

Capacity utilization (furnaces)	87%	80%	7 pp	79%	79%	0 pp
Capacity utilization (production lines)	91%	84%	7 pp	85%	83%	2 pp

Soda Ash (Thousands Tons)	138.6	137.0	1.2	283.4	272.0	4.2	560.5	549.0	2.1
Capacity utilization	94%	94%	0 pp	96%	95%	1 pp

Aluminium Cans (Million of Units)	296.4	273.0	8.6	524.6	483.0	8.6	1,106.3	994.0	11.3
Capacity utilization	83%	72%	11 pp	75%	69%	6 pp

Glassware

(11 percent of LTM Consolidated Sales)

Sales

At the Glassware business unit, consolidated net sales decreased 8.9 percent YoY, to US$58 million. Envases Cuautitlan S.A. (ECSA), one of our plastics operations, was divested in September 2003; on a pro forma basis, excluding ECSA, net sales would have decreased 0.7 percent YoY.

Sales in the domestic market decreased 14.9 percent. Excluding ECSA from 2Q’03, sales would have decreased 3.2 percent YoY despite stable prices and volumes, principally as a reflection of a weaker product mix.

The majority of Glassware’s domestic sales are denominated in Mexican Pesos (MXN). In 2Q’04, a YOY devaluation of approximately 10.5 percent of the MXN versus the U.S. Dollar negatively affected Glassware’s sales in dollar terms. In Constant Peso terms, sales decreased 4.9 percent. Excluding ECSA, sales in constant peso terms would have increased 3.3 percent.

Export sales increased 4.2 percent YoY. Exports to other Latin American countries nearly doubled during the quarter, mainly driven by increased glassware sales to Central America and the Caribbean, which experienced improved economic conditions. YoY, export sales to the OEM segment decreased, mainly due to a slow recovery of the small kitchen appliances segment. Exports to the Middle East and Africa nearly doubled, principally driven by increased sales of ovenware products

EBIT and EBITDA

EBIT for 2Q’04 was US$3.2 million, and EBITDA US$9.0 million, representing 39.9 and 23.1 percent decreases, respectively. EBIT margins decreased 2.8 percentage points, to 5.5 percent. EBITDA margins decreased 2.8 percentage points, to 15.5 percent. Excluding ECSA, on a pro forma basis, EBIT would have been US$5 and EBITDA US$11 million, representing 33.0 and 15.9 percent YoY decreases, respectively.

The main factors affecting EBIT and EBITDA generation included increased energy costs and the devaluation of the Mexican Peso versus the US Dollar, and a weaker sales mix. These factors were partly offset by increased capacity utilization, which improved fixed costs absorption.

Table 9
Glassware
(Million)
			YoY%			YoY%			YoY%
	2Q'04	2Q'03	Change	6M'04	6M'03	Change	LTM 2004	LTM 2003	Change

Constant Pesos
Consolidated Net sales	667	702	(4.9)	1,256	1,300	(3.4)	2,630	2,716	(3.2)
Net Sales
Domestic Sales	428	481	(11.1)	815	892	(8.6)	1,719	1,881	(8.6)
Exports	240	220	8.8	441	408	8.1	911	835	9.0
EBIT	37	59	(38.3)	38	49	(22.6)	180	167	8.1
EBITDA	103	128	(19.6)	175	192	(8.8)	466	459	1.4

EBIT Margin	5.5%	8.4%	-2.9 pp	3.0%	3.7%	-0.7 pp	6.8%	6.1%	0.7 pp
EBITDA Margin	15.5%	18.3%	-2.8 pp	14.0%	14.8%	-0.8 pp	17.7%	16.9%	0.8 pp

Nominal Dollars
Consolidated Net sales	58	64	(8.9)	110	116	(4.7)	230	244	(5.6)
Domestic Sales	37	44	(14.9)	71	79	(10.0)	150	169	(10.9)
Export Sales	21	20	4.2	39	36	6.9	80	75	6.3
EBIT	3	5	(39.9)	3	4	(24.7)	16	15	7.5
EBITDA	9	12	(23.1)	15	17	(10.4)	41	41	(0.9)

EBIT Margin	5.5%	8.3%	-2.8 pp	2.9%	3.7%	-0.8 pp	6.8%	6.0%	0.8 pp
EBITDA Margin	15.5%	18.3%	-2.8 pp	14.0%	14.9%	-0.9 pp	17.8%	17.0%	0.8 pp

Sales mix glassware products (Volume terms)
Retail	47.7%	48.5%		48.7%	47.1%	1.6 pp	44.2%	38.0%
Wholesaler	15.8%	16.5%		18.2%	18.9%	-1 pp	17.1%	19.2%
Industrial	31.9%	29.8%		28.5%	28.4%	0.1 pp	34.2%	38.0%
OEM	4.6%	5.2%		4.7%	5.6%	-0.9 pp	4.5%	4.8%

Capacity utilization (furnaces)	72%	68%	4 pp	72.0%	58.0%	14 pp
Capacity utilization (production lines)	84%	78%	5.5 pp	82.5%	66.2%	16.3 pp

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 (IN MILLION)

	Second Quarter						January - June						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.
Consolidated Net Sales	6,562	6,470	1.4	570	575	(0.8)	12,810	12,585	1.8	1,117	1,100	1.6	25,970	25,893	0.3	2,255	2,274	(0.8)
Cost of Sales	4,772	4,679	2.0	414	417	(0.5)	9,410	9,163	2.7	821	802	2.3	18,856	18,802	0.3	1,638	1,656	(1.1)
Gross Income	1,791	1,792	(0.1)	155	158	(1.6)	3,400	3,422	(0.7)	296	297	(0.4)	7,114	7,091	0.3	617	619	(0.2)
SG&A Expenses	1,320	1,314	0.4	115	116	(1.5)	2,602	2,569	1.3	227	224	1.3	5,263	5,334	(1.3)	456	466	(2.1)
Operating Income	471	478	(1.4)	41	42	(2.0)	799	853	(6.4)	70	74	(5.7)	1,852	1,757	5.4	161	152	5.7

Interest Expense	372	408	(8.9)	32	38	(13.4)	758	788	(3.9)	67	71	(5.6)	1,563	1,510	3.5	138	137	0.5
Interest Income	(12)	(23)	(48.3)	(1)	(2)	(49.1)	(27)	(58)	(54.2)	(2)	(5)	(54.5)	(126)	(103)	23.3	(11)	(9)	24.7
Other Financial Expenses (net)	151	67	125.2	13	6	113.9	216	135	60.7	19	12	59.0	464	253	83.3	41	22	85.7
Exchange Loss (Gain)	492	(164)	--	43	(15)	--	433	110	292.7	38	8	396.1	1,117	595	87.8	97	51	89.4
Gain from Monet. Position	63	121	(48.1)	5	11	(50.8)	291	290	0.1	26	26	(0.6)	580	719	(19.3)	51	65	(21.9)
Total Financing Cost	940	168	460.8	82	15	441.8	1,090	685	59.1	95	59	60.9	2,437	1,536	58.7	213	136	57.1
Other Income	(64)	(52)	(22.7)	(6)	(5)	(16.5)	252	(67)	--	23	(6)	--	165	(233)	--	15	(21)	--
Share in Net Income of Non-Consol. Assoc. Companies	-	-		-	-		(0)	(0)	4.0	(0)	(0)	1.0	(0)	(0)	(4.0)	(0)	(0)
Inc. (loss) bef. Tax & PSW	(532)	258	--	(47)	22	--	(39)	101	--	(3)	8	--	(421)	(11)	3,595.3	(37)	(6)	(544.6)
Income Tax and PSW	(61)	191	--	(5)	17	--	72	202	(64.3)	7	19	(64.8)	(39)	223	--	(3)	19	--
Net Inc. (loss) Cont. Opns.	(471)	67	--	(41)	5	--	(111)	(101)	(10.7)	(10)	(10)	4.8	(382)	(234)	63.2	(34)	(25)	(33.7)
Income (loss)of Discont. Oper.	-	-		-	-		-	-	--	-	-	--	-	490	--	-	46	--
Net Income (Loss)	(471)	67	--	(41)	5	--	(111)	(101)	(10.7)	(10)	(10)	4.8	(382)	256	--	(34)	21	--
Net Income (loss) of Maj. Int.	(480)	(3)	--	(42)	(1)	--	(167)	(224)	25.3	(14)	(21)	30.0	(509)	76	--	(44)	6	--
Net Income (loss) of Min. Int.	9	70	(86.8)	1	6	(87.1)	56	123	(54.7)	5	11	(54.3)	127	180	(29.2)	11	15	(25.5)
VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 (IN MILLION)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2004	2003	% Var.	2004	2003	% Var.	FINANCIAL INDICATORS	2Q'04	2Q'03
Cash & Cash Equivalents	1,304	1,870	(30.3)	113	167	(32.1)	Debt/EBITDA (LTM, times)	3.8	4.1
Trade Receivables	2,449	2,409	1.7	213	214	(0.6)	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.4	2.4
Inventories	3,971	3,948	0.6	345	349	(1.3)	Debt / Firm Value (times)	0.7	0.6
Other Current Assets	1,653	1,345	22.9	143	120	19.8	Debt/Equity (times)	1.9	1.8
Total Current Assets	9,377	9,572	(2.0)	814	849	(4.2)	Curr. Assets/Curr. Liab. (times)	1.0	1.0
Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	18,618	19,877	(6.3)	1,615	1,806	(10.6)	EPS (Ps$) *	(1.60)	(0.01)
Deferred Assets	1,826	2,061	(11.4)	158	182	(13.1)	EPADR (US$) *	(0.42)	(0.01)
Other Long-Term Assets	811	770	5.3	70	70	0.2
Total Assets	30,632	32,281	(5.1)	2,658	2,908	(8.6)	OTHER DATA
							# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	4,302	4,981	(13.6)	373	456	(18.1)
Trade Payables	2,172	2,305	(5.7)	188	207	(8.9)	# Average Shares Outstanding
Other Current Liabilities	2,528	2,679	(5.6)	219	240	(8.4)	(thousands)	300,647	300,647
Total Curr. Liab.	9,003	9,964	(9.6)	781	902	(13.4)
Long-Term Debt	11,642	11,279	3.2	1,010	1,030	(2.0)	# Employees	26,048	26,212
Other LT Liabilities	1,761	2,079	(15.3)	153	187	(18.5)
Total Liabilities	22,406	23,321	(3.9)	1,944	2,120	(8.3)

Majority interest	5,508	6,173	(10.8)	478	540	(11.6)
Minority Interest	2,718	2,787	(2.5)	236	248	(4.8)
Total Shar. Equity	8,226	8,960	(8.2)	714	788	(9.4)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF JUNE 30, 2004 (IN MILLION)

	Second Quarter						January - June						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
FLAT GLASS
Net Sales	3,148	3,177	-0.9%	273	280	-2.3%	6,354	6,266	1.4%	553	544	1.6%	12,831	12,590	1.9%	1,111	1,096	1.4%
Interd. Sales	2	40	-95.6%	0	4	-95.9%	62	63	-1.7%	6	6	-3.0%	149	100	48.9%	13	9	44.1%
Con. N. Sales	3,147	3,138	0.3%	273	276	-1.1%	6,292	6,203	1.4%	547	538	1.7%	12,682	12,490	1.5%	1,098	1,087	1.0%
Expts.	891	691	29.0%	78	64	21.7%	1,719	1,402	22.6%	152	126	20.4%	3,182	2,827	12.6%	281	258	8.8%
EBIT	207	260	-20.2%	18	23	-20.2%	391	527	-25.8%	34	45	-24.6%	919	905	1.6%	80	77	3.6%
Margin (1)	6.6%	8.3%		6.6%	8.2%		6.2%	8.5%		6.3%	8.4%		7.2%	7.2%		7.3%	7.1%
EBITDA	389	407	-4.4%	34	36	-5.7%	759	872	-13.0%	67	76	-12.4%	1,666	1,637	1.7%	146	143	1.8%
Margin (1)	12.3%	13.0%		12.4%	13.0%		12.1%	14.1%		12.2%	14.1%		13.1%	13.1%		13.3%	13.2%

Flat Glass Volumes (Thousand Tons)
Const + Auto				196	136	44.1%				383	275	39.3%				662	543	21.9%

GLASS CONTAINERS
Net Sales	2,696	2,608	3.4%	234	233	0.7%	5,180	5,031	3.0%	452	441	2.5%	10,485	10,609	-1.2%	912	936	-2.6%
Interd. Sales	26	29	-9.7%	2	3	-12.4%	63	48	30.6%	6	4	30.1%	122	98	24.2%	11	9	22.6%
Con. N. Sales	2,670	2,579	3.5%	232	230	0.9%	5,117	4,983	2.7%	447	437	2.2%	10,363	10,510	-1.4%	901	928	-2.9%
Expts.	826	802	2.9%	71	68	5.1%	1,580	1,476	7.1%	136	124	9.1%	3,039	2,874	5.7%	259	240	7.8%
EBIT	243	208	16.7%	21	18	14.3%	412	393	4.9%	36	34	4.5%	826	994	-16.9%	72	89	-18.8%
Margin (1)	9.1%	8.1%		9.1%	8.0%		8.1%	7.9%		8.0%	7.9%		8.0%	9.5%		8.0%	9.6%
EBITDA	560	449	24.8%	49	41	20.4%	1,028	879	16.9%	90	78	15.9%	2,035	1,994	2.1%	178	179	-0.5%
Margin (1)	21.0%	17.4%		21.0%	17.6%		20.1%	17.6%		20.2%	17.8%		19.6%	19.0%		19.8%	19.3%

Glass containers volumes (MM Pieces)
Domestic				961	905	6.3%				1,823	1,771	2.9%				3,683	3,887	-5.2%
Exports				306	311	-1.4%				584	573	2.0%				1,148	1,145	0.2%
Total:Dom.+Exp.				1,268	1,215	4.3%				2,407	2,344	2.7%				4,831	5,032	-4.0%

Soda Ash (Thousand Tons)				139	137	1.2%				283	272	4.2%				561	549	2.1%
Aluminum Cans (MM Pieces)				296	273	8.6%				525	483	8.6%				1,106	994	11.3%

GLASSWARE
Net Sales	674	705	-4.3%	59	64	-8.3%	1,268	1,307	-3.0%	111	116	-4.4%	2,654	2,733	-2.9%	232	245	-5.3%
Interd. Sales	7	3	145.5%	1	0	131.2%	12	8	56.8%	1	1	54.1%	24	17	45.4%	2	2	40.4%
Con. N. Sales	667	702	-4.9%	58	64	-8.9%	1,256	1,300	-3.4%	110	116	-4.7%	2,630	2,716	-3.2%	230	244	-5.6%
Expts.	240	220	8.8%	21	20	4.2%	441	408	8.1%	39	36	6.9%	911	835	9.0%	80	75	6.3%
EBIT	37	59	-38.3%	3.2	5.3	-39.9%	38	49	-22.6%	3	4	-24.7%	180	167	8.1%	16	15	7.5%
Margin (1)	5.5%	8.4%		5.5%	8.3%		3.0%	3.7%		2.9%	3.7%		6.8%	6.1%		6.8%	6.0%
EBITDA	103	128	-19.6%	9	12	-23.1%	175	192	-8.8%	15	17	-10.4%	466	459	1.4%	41	41	-0.9%
Margin (1)	15.5%	18.3%		15.5%	18.3%		14.0%	14.8%		14.0%	14.9%		17.7%	16.9%		17.8%	17.0%

GLASSWARE (Volume Mix %)
Retail				47.7%	48.5%					48.7%	47.1%					44.2%	38.0%
Wholesale				15.8%	16.5%					18.2%	18.9%					17.1%	19.2%
Industrial				31.9%	29.8%					28.5%	28.4%					34.2%	38.0%
OEM				4.6%	5.2%					4.7%	5.6%					4.5%	4.8%

CONSOLIDATED (2)
Net Sales	6,597	6,542	0.8%	573	581	-1.4%	12,947	12,704	1.9%	1,129	1,110	1.7%	26,266	26,108	0.6%	2,281	2,294	-0.6%
Interd. Sales	35	72	-51.2%	3	7	-53.4%	137	119	15.1%	12	11	13.8%	295	215	37.3%	26	19	34.1%
Con. N. Sales	6,562	6,470	1.4%	570	575	-0.8%	12,810	12,585	1.8%	1,117	1,100	1.6%	25,970	25,893	0.3%	2,255	2,274	-0.8%
Expts.	1,957	1,714	14.2%	170	152	12.0%	3,740	3,285	13.8%	326	287	13.8%	7,131	6,536	9.1%	620	573	8.0%
EBIT	471	478	-1.4%	41	42	-2.0%	799	853	-6.4%	70	74	-5.7%	1,852	1,757	5.4%	161	152	5.7%
Margin (1)	7.2%	7.4%		7.2%	7.3%		6.2%	6.8%		6.2%	6.7%		7.1%	6.8%		7.1%	6.7%
EBITDA	1,071	973	10.1%	93	87	7.0%	1,989	1,904	4.5%	175	168	4.2%	4,243	3,953	7.3%	371	351	5.8%
Margin (1)	16.3%	15.0%		16.4%	15.2%		15.5%	15.1%		15.6%	15.2%		16.3%	15.3%		16.5%	15.4%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.

Link to Annexes